Exhibit 12

Genworth Financial, Inc.

Statement Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30,	Years ended December 31,
	2006	2005	2004	2003	2002	2001
Net earnings from continuing operations before income taxes and accounting changes	$950	$1,798	$1,638	$1,382	$1,791	$1,821
Fixed charges included in earnings from continuing operations:
Interest expense	170	293	217	140	124	126
Interest portion of rental expense	8	13	14	23	25	23

Subtotal	178	306	231	163	149	149
Interest credited to investment contractholders	751	1,425	1,432	1,624	1,645	1,620

Subtotal	929	1,731	1,663	1,787	1,794	1,769
Fixed charges included in earnings from discontinued operations:
Interest expense	—	—	—	12	16	15
Interest portion of rental expense	—	—	—	8	12	12

Subtotal	—	—	—	20	28	27
Interest credited to investment contractholders	—	—	—	68	79	51
Total fixed charges from discontinued operations	—	—	—	88	107	78

Total fixed charges	929	1,731	1,663	1,875	1,901	1,847

Earnings available for fixed charges (including interest credited to investment contractholders)	$1,879	$3,529	$3,301	$3,257	$3,692	$3,668

Earnings available for fixed charges (excluding interest credited to investment contractholders)	$1,128	$2,104	$1,869	$1,565	$1,968	$1,997

Ratio of earnings to fixed charges (including interest credited to investment contractholders)	2.02	2.04	1.98	1.74	1.94	1.99
Ratio of earnings to fixed charges (excluding interest credited to investment contractholders)	6.34	6.88	8.09	8.55	11.12	11.35